Filed by Huffy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Huffy Corporation

Commission File No. 333-92030

HUFFY

CORPORATION

Corporate Offices

News Release

Contact:

Robert W. Lafferty

Chief Financial Officer

(937) 865-5407

HUFFY CORPORATION AMENDED REGISTRATION ON FORM S-4 EFFECTIVE

DAYTON, OHIO, AUGUST 1, 2002 – HUFFY CORPORATION (NYSE-HUF) today announced that  the U.S. Securities and Exchange Commission has notified Huffy Corporation that its amended registration statement filed on Form S-4 in connection with the proposed issuance of 5,000,000 shares of Huffy common stock for the acquisition of Gen-X Sports Inc. is effective.

The amended registration statement provides the most recent financial information for the first six months of 2002 for Huffy Corporation and Gen-X Sports on both a stand alone and pro-forma consolidated basis and includes an amendment to the Agreement and Plan of Merger and Stock Purchase agreements allowing the transaction to close as soon as practicable after receipt of shareholder approval for the issuance of new common shares.

The following tables contain financial data for the six month period ended June 30, 2002 incorporated in the amended registration statement, but does not include relevant footnotes and comments.  Investors are advised to read the full text of amended registration statement.

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	Huffy Corporation
	Summary Unaudited Pre Forma Condensed Combining Financial Data
	(Dollars amounts in thousands, except per share data)

	Pro Forma Six Months Ended June 29, 2002
	Huffy Corporation	Gen-X Sports Inc.	Pro Forma Adjustments related to the Acquisition	Pro Forma Combined
Net Sales	163,798	63,278	-	227,076
Gross Profit	29,032	17,303	81	46,416
Selling, general, and administrative expenses	24,375	12,868	63	37,306
Operating income (loss)	4,657	4,435	18	9,110
Other expense (income)	966		-	966
Interest expense, net	621	2,397	(877)	2,141
Earnings (loss) before income taxes	3,070	2,038	895	6,003
Income tax expense (benefit)	1,171	143	637	1,951
Earnings from continuing operations	1,899 ===========	1,895 ===========	258 ==============	4,052 ========
Earnings (loss) from continuing operations per common share
Basic	$ 0.18			$ 0.26
Diluted	$ 0.18			$ 0.26

Shares used in calculation of earnings per share
Basic	10,409		5,000	15,409
Diluted	10,716		5,000	15,716

	Pro Forma as of June 29, 2002
	Huffy Corporation	Gen-X Sports Inc.	Pro Forma Adjustments related to the Acquisition	Pro Forma Combined
Current Assets
Cash and cash equivalents	36,255	-	(36,255)	-
Accounts and notes receivable, net	45,795	37,231	-	83,026
Inventories	26,211	21,936	-	48,147
Prepaid expenses and federal income taxes	18,181	3,963	118	22,262
Total current assets	126,442	63,130	(36,137)	153,435

Net property, plant and equipment	8,956	10,626	(2,422)	17,160

Goodwill & Other intangibles	13,115	20,625	41,878	75,618
Other assets	23,060		1,536	24,596
	171,573 ===========	94,381 ===========	4,855 ==============	270,809 ===========
Current Liabilities
Notes payable	-	31,771	3,945	35,716
Current installments of long-term obligations	-	8,876	(8,250)	626
Accounts payable	55,155	9,826	-	64,981
Accrued liabilities and other current liabilities	28,879	12,861	1,447	43,187
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Total current liabilities	84,034	63,334	(2,858)	144,510

Long-term obligations, less current installments		4,965	(4,640)	325
Preferred Shares		4,849	(4,849)	-
Other long-term liabilities	19,398	-	-	19,398
Total liabilities	103,432	73,148	(12,347)	164,233

Shareholder's equity	68,141	21,233	17,202	106,576
	171,573 ============	94,381 ===========	4,855 ==============	270,809 ===========

Huffy Corporation (NYSE-HUF) is a leading provider of consumer and retail services and the leading supplier of bicycles and home basketball equipment.

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Huffy Corporation (“Huffy”) has filed a registration statement on Form S-4 (File Number 333-92030) in connection with the transaction, and Huffy and Gen-X Sports Inc. intend to mail a joint proxy statement/prospectus to their stockholders in connection with the transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available) and other documents filed by Huffy with the SEC at the SEC’s web site at www.sec.gov.  A free copy of the joint proxy statement/prospectus and these other documents may also be obtained free of charge from Huffy by directing a request to 225 Byers Road, Miamisburg, Ohio 45342, Attention: Investor Relations.

Huffy and its officers and directors may be deemed to be participants in the solicitation of proxies from Huffy’s shareholders with respect to these transactions.  Information regarding such officers and directors is included in Huffy’s proxy statement for its 2002 annual meeting of shareholders filed with the SEC on March 6, 2002.  This document is available free of charge at the SEC’s web site at www.sec.gov or from Huffy as described above.

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The discussion in this press release contains forward-looking statements and is qualified by the cautionary statements contained in the Company’s report on Form 10K, dated February 21, 2002.